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                            HIGH TIDE VENTURES, INC.
                           747 17th Street, Suite 301
                              West Vancouver, B.C.
                                 Canada V7V 3T4


May 31, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Tim Buchmiller, Division of Corporate Finance

Dear Sirs:

Re:      High Tide Ventures, Inc. - Registration Statement on Form SB-2
         File No. 333-113845 - Amendment No. 4
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Further to your request,  we provide an amended Form SB-2 which includes updated interim financial statements for the period ending March 31, 2005.

                  Yours truly,

                  /s/  Brent Peters
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                  Brent Peters, President
                  High Tide Ventures, Inc.